Exhibit 99.4

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED CHANGE OF SUPERVISORS

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that Mr. Sun Xianfeng, a supervisor of the Company, will resign from his office due to age, with effect from the date of the forthcoming 2012 annual general meeting of the Company (the “AGM”).

Mr. Sun confirms that he has no disagreement with the supervisory board of the Company (the “Supervisory Board”) during his term of office and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”).

The Supervisory Board recommends the Shareholders to elect Mr. Li Qingyi as a supervisor of the Company and Mr. Fan Fuchun as an independent supervisor of the Company at the AGM. A circular containing, among other matters, details of the proposed change of supervisors, together with a notice of the AGM, will be dispatched to the Shareholders as soon as practicable.

The Supervisory Board would like to take this opportunity to thank Mr. Sun for his contribution to the Company during his term of office as a supervisor of the Company.

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board

Beijing, the PRC

21 March 2013

As at the date of this announcement, the board of directors of the Company comprises Mr Zhou Jiping as the Vice Chairman and executive director (performing the duties and powers of the chairman of the Board); Mr Liao Yongyuan and Mr Ran Xinquan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.